SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Press release entitled “BBVA Banco Francés reports consolidated first quarter earnings for fiscal year 2010”.

Buenos Aires, May 7, 2010 - BBVA Banco Francés (NYSE: BFR.N; BCBA: FRA.BA; LATIBEX: BFR.LA) reports consolidated first quarter earnings for fiscal year 2010

Highlights

•

BBVA Banco Francés earnings have continued to grow. During the first quarter of 2010, the Bank’s net income reached AR$159.7 million, increasing 85.9% compared to the same quarter of 2009 and 8.6% compared to recurring gains in the fourth quarter of 2009.

•

Meanwhile net interest income grew 25.8% and 3.5% compared to the same recurring revenues in the first quarter of 2009 and the fourth quarter of 2009, respectively. This increase is based on an improvement in the private sector financial margin due to higher income, which is consequence of a steady growth of the loan portfolio, mainly in the most dynamic sectors, together with a lower cost of funds, resulting in an improvement in the funds structure.

•

As in the Argentine Financial Market as a whole, the private sector loan portfolio registered a slight growth in the first three months of the year, meanwhile in annual terms, growth reached 8.2%. In the past 12 months, companies financing showed a higher growth with an increase of 12.0% whereas the increase in consumer loans to individuals was 6.6% in the same period.

•

Regarding asset quality, BBVA Banco Francés remains the leading bank in the financial system. As of March 31, 2010 the non-performing loans ratio reached 1.04% with a coverage level of 292.3%. Prudent risk management is one of the key factors that allow the Bank to maintain excellent risk assumed ratios.

•

In terms of liabilities, during the first quarter of the year, Bank’s total deposits increased by 1.2%. Balances in sight accounts showed the strongest growth, reaching 56.1% of total deposits as of March 31, 2010.

•

BBVA Banco Francés maintained adequate levels of liquidity and solvency. As of March 31, 2010, liquid assets (Cash and due from banks plus central bank instruments) represented 44.3% of bank’s deposits. On the other hand, the capital ratio reached 19.6% of the weighted risk assets, increasing 30.2% in the last 12 months.

•

In an Ordinary and Special Shareholders’ Meeting held on April 30, 2010, the shareholders approved by majority vote the distribution of cash dividends totaling AR$480 million. The approved dividends will be distributed pro-rata to shares held at face value by each shareholder, equivalent to AR$0.89492 by share, “ad referendum” of the BCRA authorization. However, as of the date of this press release, we have not received the official BCRA authorization.

Economic Environment

In the first two months of the year, economic activity maintained a considerable rate of recovery. The Monthly Estimator of Economic Activity (EMAE) showed a growth in the first two months of the year of 2.1% compared to the previous quarter in a seasonally adjusted series. The high level of consumption and an increase in investment were the drivers of the recovery.

During the first quarter of 2010, fiscal revenues increased 23.7% compared to the same quarter of the previous year. Tax collections benefited from the improvement of economic activity since VAT and Income Tax grew above average in the same period.

The primary fiscal surplus of the national public sector was AR$3,471 million; a decrease of 22.9% compared to the first quarter of 2009. Despite the positive performance of fiscal resources, primary spending accelerated with an increase of 32.8% in annual terms during the first quarter of 2010.

Inflation, as measured by the Consumer Price Index (which is used to calculate the CER adjustment for some sovereign assets) averaged 3.5% during the first quarter of 2010.

The BCRA intervention in the FX market was a net purchase of US$1,234 million during the quarter. The exchange rate (according to the BCRA) closed at AR$3.8763 per U.S. dollar, an increase of 2.1% compared to December 31, 2009. The international reserve stock reached US$47,460 million, showing a small decrease of US$508 million during the quarter.

The Badlar rate at private banks was 9.4% at the end of the quarter, the slight downward trend during the quarter was due to increasing financial system liquidity and the recovery of the positive intervention from the Central Bank in the FX market.

Total deposits in the financial system increased 4.1% on average in the first quarter of 2010, while private sector deposits rose 2.9%. Private sector loans showed an increase of 3.1% during the fourth quarter, reflecting an improvement compared to the third quarter of 2009.

The Bank

BBVA Banco Francés maintains its leadership position in the Argentine financial system due to a good balance sheet structure, adequate levels of liquidity and solvency and a wide network of branches together with the necessary expertise to work in a competitive and complex environment.

In terms of assets, the Bank continues to focus on increasing financings in the productive and consumer segments. In this respect, during the last 12 months, financings to companies showed a higher growth with respect to consumer loans.

On the other hand, in terms of liabilities the targets are the retail funds, in order to further improve the funding structure.

A higher participation of transactional deposits in relation to total deposits supports this goal.

BBVA Banco Francés continues to carry out actions with the aim of strengthening the relationship with its customers. During the first three months of 2010 it completed a strategic alliance with Time for Fun (T4F), a leading producer of shows, which consists of giving customers the opportunity to purchase advance tickets for the best shows in the country and provides discounts and funding. In addition, the Bank launched “Frances GO”, the first search engine for discounts, keeping customers informed of major promotions through mobile phones and Internet.

Moreover, BBVA Banco Francés launched a new line of SME business loans for a total amount of AR$400 million to finance investment projects and incorporations to capital goods. This line of loans and leases to all economic activity areas in the country has a period of up to 48 months, with a fixed nominal annual rate of 14.4%. (TFC: 15.4%).

Presentation of Financial Information

•	Foreign currency balances as of March 31, 2010 have been translated into pesos at the reference exchange rate of AR$3.8763 per U.S. dollar, published by the BCRA.

•

This press release contains unaudited information that consolidates all of the banking activities of BBVA Banco Francés and its subsidiaries on a line-by-line basis. The Bank’s share interest in the Consolidar Group is shown as Investments in other companies (booked by the equity method) and the corresponding results are included in Income from equity investments.

•

Information contained in this press release may differ from the information published by BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Financial Information

Condensed Income Statement (1)	Quarter ended			% Change Qtr ended 3/31/10 vs. Qtr ended
in thousands of pesos except income per share, income per ADS and percentages	03/31/10	12/31/09	03/31/09	12/31/09	03/31/09
Net Financial Income	476,619	611,471	308,771	-22.1%	54.4%
Provision for loan losses	(30,706)	(30,665)	(32,218)	0.1%	-4.7%
Net income from services	263,480	244,158	216,882	7.9%	21.5%
Administrative expenses	(460,088)	(433,571)	(376,648)	6.1%	22.2%
Operating income	249,305	391,393	116,787	-36.3%	113.5%
Income (Loss) from equity investments	5,665	6,156	13,952	-8.0%	-59.4%
Income (Loss) from Minority interest	(4,486)	(4,010)	(4,930)	11.9%	-9.0%
Other Income/Expenses	(5,270)	(12,757)	(37,125)	-58.7%	-85.8%
Income tax and Minimum Presumed Tax	(85,540)	(119,533)	(2,810)	-28.4%	n.a.
Net income for the period	159,674	261,249	85,874	-38.9%	85.9%
Net income per share (2)	0.30	0.49	0.16	-38.9%	85.9%
Net income per ADS (3)	0.89	1.46	0.48	-38.9%	85.9%

(1)	Exchange rate: 3.8763 Ps. = 1 US$
(2)	Assumes 531,361,306 ordinary shares outstanding
(3)	Each ADS represents three ordinary shares.

Net income for the first quarter of 2010 increased 85.9% compared to the same quarter of 2009 and decreased 38.9% compared to the fourth quarter of 2009. It is important to mention that the fourth quarter of 2009 earnings included non-recurring effects generated by the increase in the public assets valuations that are not produced in the first quarter of 2010. Therefore, first quarter profits increased 8.6% compared to recurring gains for the fourth quarter of 2009.

Similarly, net financial income for the first quarter of 2010 grew 25.8% and 3.5% compared to similar recurring revenue in the first quarter of 2009 and the fourth quarter of 2009, respectively. The increase over the previous quarter is explained by the growth of the private sector financial margin together with higher income from foreign currency exchange differences. These increases were partially offset by lower income from reverse repo operations with the Central Bank.

Provisions for loan losses for the first quarter of 2010 remained at a similar level to the previous quarter as there were no significant changes in the loan portfolio quality.

Net income from services for the first quarter of 2010 grew 21.5% and 7.9% compared to the first quarter of 2009 and the fourth quarter of 2009, respectively, due to higher revenues related to credit cards, sight accounts and insurance operations, and higher fees related to foreign trade in the business segment.

During the first quarter of 2010, administration expenses increased 22.2% and 6.1% compared to the same quarter of 2009 and the fourth quarter of 2009, respectively, driven by increases in personnel expenses and, to a lesser extent, in general expenses.

Income tax charge decreased, in the first quarter of 2010 compared to the previous quarter due to lower tax gains. On the other hand, the important growth of the income tax charge from the first quarter of 2009 is mainly explained by the tax losses that the Bank had during that quarter.

Finally, the effective income tax rate was 34.9% in the first quarter of 2010 because there were no significant differences between the tax and accounting balance.

	Quarter ended			% Change Qtr ended 3/31/10 vs. Qtr ended
in thousands of pesos except percentages	03/31/10	12/31/09	03/31/09	12/31/09	03/31/09
Return on Average Assets (1)	2.70%	4.51%	1.41%	-40.1%	91.6%
Return on Average Shareholders’ Equity	21.3%	37.6%	16.4%	-43.5%	29.8%
Net fee Income as a % of Recurrent Operating Income	35.6%	34.7%	36.4%	2.7%	-2.2%
Net fee Income as a % of Administrative Expenses	57.3%	56.3%	57.6%	1.7%	-0.5%
Adm. Expenses as a % of Recurrent Operating Income (2)	62.2%	61.5%	63.2%	1.0%	-1.7%

(1)	Annualized.
(2)	Adm. Expenses / (Net financial income + Net income from services)

Net Financial Income

Net financial income grew 25.8% and 3.5% with respect to similar recurring income in the first quarter of 2009 and the fourth quarter of 2009, respectively, due to the increase in the interest margin.

This growth is based on the private sector financial margin growth due to higher incomes, consequence of the increase in the loan portfolio, mainly in the most dynamic sectors, together with a lower cost of funds, resulting in an improvement in the funding structure. This improvement was partially offset by lower income from repo operations with the Central Bank.

Income related to foreign currency exchange included in foreign exchange difference, showed an improvement over the previous quarter and a decrease compared to the first quarter of 2009.

	Quarter ended			% Change Qtr ended 3/31/10 vs. Qtr ended
in thousands of pesos except percentages	03/31/10	12/31/09	03/31/09	12/31/09	03/31/09
Net financial income	476,619	611,471	308,771	-22.1%	54.4%
Net income from financial intermediation	197,759	184,735	128,902	7.1%	53.4%
CER adjustment	205	180	10,236	13.9%	-98.0%
Income from securities and short term investments	180,426	255,202	2,605	-29.3%	n.a.
Interest on Government guaranteed loans	21,692	92,069	4,998	-76.4%	334.0%
Foreign exchange difference	41,910	29,164	50,938	43.7%	-17.7%
Others	34,627	50,121	111,092	-30.9%	-68.8%

Income from Public and Private Securities

Income from public and private securities in the first quarter of 2010 decreased 36.5% compared to the previous quarter, because increases in public bonds valuations were not generated during this quarter.

Incomes from Central Bank bills and notes holdings, increased 12.6% in the first quarter of 2010 compared to the previous quarter and doubled earnings from the first quarter of 2009, due to growth in the Bank’s own portfolio of these instruments. Also, the increase in income from the holdings booked as available for sale, compared to the previous quarter, reflected the growth of these holdings.

Finally, higher revenues from CER adjustment were recorded during the first quarter of 2010, compared to the previous quarter and to the first quarter of 2009, due to the growth recorded in the index that measures inflation.

	Quarter ended			% Change Qtr ended 3/31/10 vs. Qtr ended
in thousands of pesos except percentages	03/31/10	12/31/09	03/31/09	12/31/09	03/31/09
Income from securities and short-term investments	144,563	227,663	2,606	-36.5%	n.a.
Trading account	7,505	34,994	8,346	-78.6%	-10.1%
Available for sale	19,984	9,490	19,548	110.6%	2.2%
Bills and Notes from the Central Bank	91,764	81,490	43,436	12.6%	111.3%
Other fixed income securities	25,310	101,689	(68,724)	-75.1%	-63.2%
CER adjustment	35,863	27,540	4,848	30.2%	639.8%
CER adjustment - Trading account	—	—	—	—	—
CER adjustment - Investment account	—	—	—	—	—
CER adjustment - Other fixed securities	35,863	27,540	4,848	30.2%	639.8%

Net Income from Services

Net Income from services in the first quarter of 2010 increased 21.5% and 7.9% compared to the first quarter of 2009 and the fourth quarter of 2009, respectively.

The growth over the previous quarter is the result of higher income from services related to sight accounts, higher fees related to foreign trade in the business segment and lower fees paid related to promotions in purchases with debit and credit cards.

The increase compared with first quarter of 2009, is explained by higher income related to credit cards, sight accounts and insurance operations and higher fees related to foreign trade in the business segment.

	Quarter ended			% Change Qtr ended 3/31/10 vs. Qtr ended
in thousands of pesos except percentages	03/31/10	12/31/09	03/31/09	12/31/09	03/31/09
Net income from services	263,480	244,158	216,882	7.9%	21.5%
Service charge income	332,169	319,747	277,865	3.9%	19.5%
Service charges on deposits accounts	120,004	105,674	108,578	13.6%	10.5%
Credit cards and operations	83,755	87,635	60,797	-4.4%	37.8%
Insurance	30,368	30,319	27,954	0.2%	8.6%
Capital markets and securities activities	3,826	5,802	1,533	-34.1%	149.6%
Fees related to foreign trade	13,851	14,706	14,758	-5.8%	-6.1%
Other fees	80,365	75,611	64,245	6.3%	25.1%
Services Charge expense	(68,689)	(75,589)	(60,982)	-9.1%	12.6%

Administrative Expenses

Administrative expenses increased 22.2% during the first quarter of 2010 compared to the same quarter of 2009 and 6.1% from the previous quarter, respectively, driven by increases in personnel expenses and, to a lesser extent, in general expenses.

The raise in personnel expenses for the first quarter of 2010 is explained by the wage increase of 23.5% derived from the 2010 labor agreement signed in March of this year effective retroactively from January 1, 2010.

The increase in general expenses, compared to the previous quarter, is due to higher charges in electricity and communications, taxes, organization and development expenses and amortizations related to a higher level of activity and investment associated with the remodeling of branches. These increases were partially offset by a decrease in advertising and promotion expenses due to seasonal factors.

Growth in general expenses compared to the first quarter of 2009, is also due to increases in advertising and promotion by higher spending on advertising campaigns, as well as on taxes, electricity and communication, organization and development expenses and amortizations, related to a higher activity level and investments associated with changing the branch offices image.

As of March 31, 2010, the Bank and its subsidiaries (except the Consolidar Group) had 4,085 employees. The branch office network totaled 271 offices, including 240 consumer branch offices, 27 branch offices specialized in the middle-market segment, 15 in-company branches, 4 branch offices for large corporate and institutional clients and 2 points of sale.

	Quarter ended			% Change Qtr ended 3/31/10 vs. Qtr ended
in thousands of pesos except percentages	03/31/10	12/31/09	03/31/09	12/31/09	03/31/09
Administrative expenses	(460,088)	(433,571)	(376,648)	6.1%	22.2%
Personnel expenses	(292,396)	(269,049)	(236,917)	8.7%	23.4%
Electricity and Communications	(8,585)	(7,669)	(7,357)	11.9%	16.7%
Advertising and Promotion	(17,730)	(20,348)	(12,845)	-12.9%	38.0%
Honoraries	(8,507)	(9,032)	(7,228)	-5.8%	17.7%
Taxes	(28,674)	(25,281)	(23,026)	13.4%	24.5%
Organization and development expenses	(5,185)	(4,396)	(3,595)	17.9%	44.2%
Amortizations	(13,280)	(12,423)	(10,704)	6.9%	24.1%
Other	(85,731)	(85,373)	(74,976)	0.4%	14.3%

Other Income / Expenses

Other income/expenses totaled a loss of AR$5.3 million during the first quarter of 2010, mainly due to a loss from legal injunctions paid during the period together with provisions for other contingencies, which was partially offset by recovered credits.

Income from Equity Investments

Income from equity investments sets forth net income from related companies that are not consolidated. During the first quarter of 2010, a gain of AR$5.7 million was recorded, mainly due to BBVA Banco Frances’ stake in the Consolidar Group.

Balance and Activity

Total Public Sector Exposure

During the first quarter of 2010, total exposure to the public sector national treasury debt maintained a similar level than in the previous quarter. However, in the last twelve months, such debt grew 27.0% mainly due to the recovery in the public assets valuation registered during this period.

Bank’s portfolio of Central Bank bills and notes, decreased by 3.0% during the first three months of 2010 mainly as a consequence of liquidity management.

As of March 31, 2010 public sector national treasury assets represented 10.3% of total assets. Meanwhile, the total exposure, including the portfolio of BCRA bills and notes, reached 23.2% of the Bank’s total assets.

Total exposure to the public sector includes public debt of the national treasury through public securities, guaranteed loans and trustees, and also, the BCRA bills and notes.

	Quarter ended			% Change Qtr ended 3/31/10 vs. Qtr ended
in thousands of pesos except percentages	03/31/10	12/31/09	03/31/09	12/31/09	03/31/09
Public Sector - National Government	2,452,218	2,468,842	1,931,586	-0.7%	27.0%
- Loans to the Federal government & Provinces	333,869	315,960	435,189	5.7%	-23.3%
- Total bond portfolio	2,313,204	2,388,243	2,258,228	-3.1%	2.4%
Unlisted	1,917,096	1,961,046	2,078,843	-2.2%	-7.8%
Available for sale	347,832	285,145	83,417	22.0%	317.0%
Other government bonds	48,276	66,028	2,946	-26.9%	n.a.
Reverse repo w/Central Bank	0	76,024	93,022	-100.0%	-100.0%
- Trustees	213,863	214,566	217,589	-0.3%	-1.7%
- Allowances	(408,718)	-449,927	-979,419	-9.2%	-58.3%
Bills and Notes from Central Bank	3,200,183	3,186,328	3,156,570	0.4%	1.4%
- Own portfolio	3,089,605	3,186,328	1,167,201	-3.0%	164.7%
- Reverse repo w/Central Bank	110,579	0	1,989,369	100.0%	-94.4%
Total exposure to the Public Sector	5,652,401	5,655,170	5,088,157	0.0%	11.1%
Total exposure to the Public Sector without repos	5,541,823	5,579,146	3,005,766	-0.7%	84.4%

Loan Portfolio

The private sector loan portfolio totaled AR$ 10,394 million at March 31, 2010, showing a minor increase compared with the previous quarter, and 8.2% growth as compared with the same quarter last year.

During the first three months of the year the consumer portfolio has grown boosted by an increase in personal loans, credit cards and car loans, whereas, mortgages showed a minor reduction. On the other hand, financings to large corporations registered a non significant decrease partially offset by a rise in loans to middle and small size companies; such increase was driven by discounted documents and those loans to financing foreign trade operations.

Private sector loan’s performance reflected a significant increase of 8.2% compared to the same quarter of 2009, due to growth in financings to the three segments. Once again credit cards, personal loans and car loans led the expansion in the retail segment, while advances, discounted documents and other loans did the same in the middle market and corporate segments.

The table below shows the composition of the loan portfolio balance at the end of each quarter:

	Quarter ended			% Change Qtr ended 3/31/10 vs. Qtr ended
in thousands of pesos except percentages	03/31/10	12/31/09	03/31/09	12/31/09	03/31/09
Private & Financial sector loans	10,393,802	10,336,588	9,609,422	0.6%	8.2%
Advances	1,648,420	1,703,751	1,299,454	-3.2%	26.9%
Discounted and purchased notes	1,205,363	1,068,567	916,839	12.8%	31.5%
Consumer Mortgages	821,273	838,410	927,115	-2.0%	-11.4%
Car secured loans	521,091	480,694	505,257	8.4%	3.1%
Personal loans	1,885,749	1,819,382	1,830,322	3.6%	3.0%
Credit cards	1,512,034	1,464,163	1,183,816	3.3%	27.7%
Loans to financial sector	346,627	335,367	460,431	3.4%	-24.7%
Other loans	2,623,303	2,806,667	2,521,933	-6.5%	4.0%
Unaccrued interest	(17,425)	(16,471)	(15,717)	5.8%	10.9%
Adjustment and accrued interest & exchange differences receivable	183,924	173,744	188,676	5.9%	-2.5%
Less: Allowance for loan losses	(336,557)	(337,686)	(208,704)	-0.3%	61.3%
Loans to public sector	333,869	315,960	435,189	5.7%	-23.3%
Loans to public sector	120,520	117,464	173,083	2.6%	-30.4%
Adjustment and accrued interest & exchange differences receivable	213,349	198,496	262,106	7.5%	-18.6%
Net total loans	10,727,671	10,652,548	10,044,611	0.7%	6.8%

Asset Quality

During the first quarter of 2010, BBVA Banco Francés continued to show solid asset quality and coverage ratios, which continued to be the best of the Argentine Financial System.

As of March 31, 2010 asset quality ratio (non-performing loans over total loans) was 1.04%, and the coverage ratio (provisions over of non-performing loans) reached 292.3%.

Asset quality continued to improve compared to the previous quarter and also compared to the same quarter of 2009, reflecting the efficient risk policy implemented by the Bank.

	Quarter ended			% Change Qtr ended 3/31/10 vs. Qtr ended
in thousands of pesos except percentages	03/31/10	12/31/09	03/31/09	12/31/09	03/31/09
Non-performing loans (1)	115,147	121,500	131,005	-5.2%	-12.1%
Allowance for loan losses	(336,557)	(337,686)	(208,704)	-0.3%	61.3%
Non-performing loans/net total loans	1.04%	1.11%	1.28%	-5.9%	-18.5%
Non-performing private loans/net private loans	1.07%	1.14%	1.33%	-5.7%	-19.6%
Allowance for loan losses/non-performing loans	292.28%	277.93%	159.31%	5.2%	83.5%
Allowance for loan losses/net total loans	3.04%	3.07%	2.04%	-1.0%	49.4%

(1)	Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

The following table shows the evolution of provisions for loan losses, including charges relating to transactions recorded under Other Receivables from financial intermediation.

	Quarter ended			% Change Qtr ended 3/31/10 vs. Qtr ended
in thousands of pesos except percentages	03/31/10	12/31/09	03/31/09	12/31/09	03/31/09
Balance at the beginning of the quarter	342,902	339,736	199,502	0.9%	71.9%
Increase / decrease	30,706	30,665	32,218	0.1%	-4.7%
Provision increase / decrease - Exchange rate difference	531	(236)	1,657	-325.0%	68.0%
Decrease	(32,059)	(27,263)	(21,431)	17.6%	49.6%
Balance at the end of the quarter	342,080	342,902	211,946	-0.2%	61.4%

Deposits

Total deposits reached AR$ 18,507 million as of March 31, 2010, increasing by 1.2% during the quarter, while decreasing 4.1% compared with the first quarter of 2009.

It is important to highlight that current account balances include transitory deposits, which explains the decrease registered during the last twelve months.

Consequently, excluding such transitory funds, deposits grew 1.4% during the first quarter and 10.2% in the last twelve months.

Likewise, without considering transitory deposits, current accounts increased 24.0% during the last twelve months, representing 56.1% of total deposits at the end of March 31, 2010

On the other hand, sight deposits fell 1.8 % and 3.9% compared with the previous quarter and with the same quarter a year ago, respectively.

In terms of currency, deposits denominated in pesos, grew 2.5% in the first quarter of 2010 and 10.4% in the last twelve months. On the other hand, recurrent deposits in foreign currency fell 2.3% during the first quarter but increased 9.8% compared with the same quarter a year ago.

Nominal recurrent deposits in foreign currency, excluding the effect of the argentine peso devaluation, decreased by 4.3% in the first quarter of 2010 but increased 5.2% in the last twelve months. As of March 31, 2010, recurrent deposits in foreign currency reached AR$4,067 million (equivalent to US$1.049 million), representing 22.8% of total recurrent deposits of the Bank.

	Quarter ended			% Change Qtr ended 3/31/10 vs. Qtr ended
in thousands of pesos except percentages	03/31/10	12/31/09	03/31/09	12/31/09	03/31/09
Total deposits	18,506,652	18,284,543	19,287,904	1.2%	-4.1%
Current accounts	4,730,698	4,439,513	6,498,270	6.6%	-27.2%
Peso denominated	4,269,667	4,047,009	4,268,206	5.5%	0.0%
Foreign currency	461,031	392,504	2,230,064	17.5%	-79.3%
Saving accounts	5,976,811	5,982,525	4,741,144	-0.1%	26.1%
Peso denominated	3,782,024	3,848,977	3,123,917	-1.7%	21.1%
Foreign currency	2,194,787	2,133,548	1,617,227	2.9%	35.7%
Time deposits	7,422,924	7,559,265	7,723,820	-1.8%	-3.9%
Peso denominated	5,720,563	5,685,119	5,796,240	0.6%	-1.3%
CER adjusted time deposits	1,040	971	8,185	7.1%	-87.3%
Foreign currency	1,701,321	1,873,175	1,919,395	-9.2%	-11.4%
Investment Accounts	41,017	19,022	6,683	115.6%	513.8%
Peso denominated	41,017	19,022	6,683	115.6%	513.8%
Other	335,202	284,218	317,987	17.9%	5.4%
Peso denominated	169,765	137,256	156,247	23.7%	8.7%
Foreign currency	165,437	146,962	161,740	12.6%	2.3%
Rescheduled deposits + CEDROS (*)	62,362	66,331	92,557	-6.0%	-32.6%
Peso denominated	62,362	66,331	92,557	-6.0%	-32.6%
Total deposits + Rescheduled deposits & CEDROS	18,569,014	18,350,874	19,380,461	1.2%	-4.2%

(*)	The payment of Rescheduled Deposits concluded in August 2005, in accordance with its original schedule, except those deposits that have a pending legal injunction.

Other Funding Sources

Other funding sources maintained a similar level by the end of the first quarter compared to the previous quarter, falling by 66.9% in the last twelve months.

Such decrease is a consequence of diminishing balances used at other banks.

It is important to mention that 57.0% of balances shown in the table below were foreign-currency denominated at the end of March 31, 2010.

	Quarter ended			% Change Qtr ended 3/31/10 vs. Qtr ended
in thousands of pesos except percentages	03/31/10	12/31/09	03/31/09	12/31/09	03/31/09
Lines from other banks	72,148	72,330	217,652	-0.3%	-66.9%
Senior Bonds	—	—	—	—	—
Other banking liabilities	72,148	72,330	217,652	-0.3%	-66.9%
Subordinated Debt	—	—	—	—	—
Total other funding sources	72,148	72,330	217,652	-0.3%	-66.9%

Capitalization

Total shareholder’s equity of the Bank totaled AR$3.079 million as of March 31, 2010; whereas the excess of capital over the BCRA requirements was AR$1,136 million.

The capital ratio reached 19.6% of risk-weighted assets at March 31, 2010, increasing 30.2% during the last twelve months.

The unrealized valuation difference as of March 31, 2010 reached AR$21.8 million due to a slight decrease in the value of public bonds labeled as “available for sale”.

	Quarter ended			% Change Qtr ended 3/31/10 vs. Qtr ended
in thousands of pesos except percentages	03/31/10	12/31/09	03/31/09	12/31/09	03/31/09
Capital Stock	536,361	536,361	536,361	0.0%	0.0%
Issuance premiums	175,132	175,132	175,132	0.0%	0.0%
Adjustments to stockholders equity	312,979	312,979	312,979	0.0%	0.0%
Subtotal	1,024,472	1,024,472	1,024,472	0.0%	0.0%
Reserves on Profits	658,693	658,693	658,693	0.0%	0.0%
Unappropriated retained earnings	1,417,114	1,257,440	624,852	12.7%	126.8%
Unrealized valuation difference	(21,774)	(14,133)	(190,606)	54.1%	-88.6%
Total stockholders’ equity	3,078,505	2,926,472	2,117,411	5.2%	45.4%

The variations in the minimum capital required by the Central Bank compared with the prior quarters are mainly explained by a higher balance of securities in custody.

In this sense, it is important to mention that such increase does not affect the Bank’s solvency.

By the end of March 31, 2010 the excess of capital over Central Bank requirements represented 36.9% of total stockholders’ equity, demonstrating an acceptable level of solvency.

	Quarter ended			% Change Qtr ended 3/31/10 vs. Qtr ended
in thousands of pesos except percentages	03/31/10	12/31/09	03/31/09	12/31/09	03/31/09
Central Bank Minimum Capital Requirements	2,136,105	1,665,875	1,467,171	28.2%	45.6%
Central Bank Minimum Capital Requirements (a, b)	1,934,794	1,515,324	1,387,097	27.7%	39.5%
Market Risk	104,571	86,074	39,465	21.5%	165.0%
Increase in capital requirements related to custody	96,740	64,477	40,609	50.0%	138.2%
a) Central Bank Minimum Capital Requirements	1,534,719	1,515,324	1,387,097	1.3%	10.6%
Allocated to Asset at Risk	1,002,248	971,214	958,189	3.2%	4.6%
Allocated to Immobilized Assets	87,337	100,065	89,304	-12.7%	-2.2%
Interest Rate Risk	183,159	175,978	167,310	4.1%	9.5%
Loans to Public Sector and Securities in Investment	261,975	268,067	172,294	-2.3%	52.1%
Non Compliance of Other Credit Regulations	—	—	—	—	—
b) Minimum capital required for Pension Funds (AFJPs) to act as securities custodian and registrar of mortgage notes	1,934,794	1,289,541	812,177	50.0%	138.2%
5% of the securities in custody and book-entry notes	1,934,794	1,289,541	812,177	50.0%	138.2%
Bank Capital Calculated under Central Bank Rules	3,272,643	3,064,366	2,404,828	6.8%	36.1%
Core Capital	2,940,605	2,222,143	2,257,143	32.3%	30.3%
Minority Interest	289,665	288,959	316,824	0.2%	-8.6%
Supplemental Capital	116,639	631,549	(108,914)	-81.5%	-207.1%
Deductions	(74,266)	(78,285)	(60,225)	-5.1%	23.3%
Excess over Required Capital	1,136,538	1,398,491	937,657	-18.7%	21.2%
Capital Ratio (Central Bank rules)	19.6%	18.6%	15.1%	5.6%	30.2%
Excess over Required Capital as a % of Shareholders’ Equity	36.9%	47.8%	44.3%	-22.7%	-16.6%

Additional Information

	Quarter ended			% Change Qtr ended 3/31/10 vs. Qtr ended
in pesos except percentages	03/31/10	12/31/09	03/31/09	12/31/09	03/31/09
- Exchange rate	3.8763	3.7967	3.7135	2.1%	4.4%
- Quarterly CER adjustment	3.16%	2.39%	1.29%	32.5%	145.7%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, Banco Francés’ earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Banco Francés’ financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Banco Francés’ products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Banco Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Banco Francés with the United States Securities and Exchange Commission (SEC), including, but not limited to, BBVA Banco Francés’ annual report on Form 20-F and exhibits thereto. BBVA Banco Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference call

A conference call to discuss first quarter earnings will be held on Monday, May 10th, 2010, at 11:30 AM New York time – 12.30 PM Buenos Aires time. If you are interested in participating, please dial (866) 316 1365 within the U.S. or +1 (913) 312 1499 outside the U.S. at least 5 minutes prior to our conference. Confirmation code: 8042664.

A conference call replay facility will be available from May 10th through May 24th, 2010. In order to listen to this digital replay, please call (888) 203 1112 within the U.S. or +1 (719) 457 0820 outside the U.S. Access Code: 8042664.

Internet

This press release is also available on www.bancofrances.com.ar

CONTACTS

Daniel Sandigliano

Investor Relations

(5411) 4341-5036

daniel.sandigliano@bancofrances.com.ar

Cecilia Acuña

Investor Relations

(5411) 4348-0000 int. 25384

cecilia.acuna@bancofrances.com.ar

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

BALANCE SHEET

ASSETS: (in thousands of pesos)	03/31/10	12/31/09	09/30/09	03/31/09
Cash and due from banks	5,419,543	5,166,121	5,526,059	6,440,732
Government and Private Securities	5,110,007	5,130,730	4,141,214	4,442,714
- Trading account (listed securities)	48,274	8,352	1,542	913
- Available for sale	746,908	640,175	466,775	434,366
- Reverse repo w/Central Bank	—	68,250	195,895	93,022
- Unlisted	1,917,096	1,961,046	2,001,129	2,078,843
- Listed Private Securities	5,338	6,086	5,824	7,335
- Bills and Notes from the Central Bank	2,801,109	2,896,748	2,044,503	2,807,654
Less: Allowances	(408,718)	(449,927)	(574,454)	(979,419)
Loans	10,727,671	10,652,548	10,342,985	10,044,611
- Loans to the private & financial sector	10,393,802	10,336,588	10,030,646	9,609,422
- Advances	1,648,420	1,703,751	2,108,709	1,299,454
- Discounted and purchased notes	1,205,363	1,068,567	946,848	916,839
- Secured with mortgages	821,273	838,410	869,012	927,115
- Car secured loans	521,091	480,694	484,777	505,257
- Personal loans	1,885,749	1,819,382	1,768,773	1,830,322
- Credit cards	1,512,034	1,464,163	1,240,854	1,183,816
- Loans to financial sector	346,627	335,367	384,148	460,431
- Other loans	2,623,303	2,806,667	2,411,673	2,521,933
Less: Unaccrued interest	(17,425)	(16,471)	(16,425)	(15,717)
Plus: Interest & FX differences receivable	183,924	173,744	167,804	188,676
Less: Allowance for loan losses	(336,557)	(337,686)	(335,527)	(208,704)
- Public Sector loans	333,869	315,960	312,339	435,189
Principal	120,520	117,464	99,376	173,083
Plus: Interest & FX differences receivable	213,349	198,496	212,963	262,106
Other banking receivables	1,076,975	884,467	1,191,546	2,904,596
- Repurchase agreements	99,874	76,397	265,463	2,152,752
- Unlisted private securities	89,957	88,131	75,870	68,624
- Unlisted Private securities: Trustees	40,459	39,357	37,844	33,131
- Other banking receivables	852,208	685,798	816,578	653,331
- Less: provisions	(5,523)	(5,216)	(4,209)	(3,242)
Investments in other companies	404,610	399,496	413,668	440,309
Intangible assets	65,030	55,097	52,252	48,042
- Organization and development charges	65,030	55,097	52,252	48,042
Other assets	1,070,108	1,083,195	1,266,948	1,167,927

TOTAL ASSETS	23,873,944	23,371,654	22,934,672	25,488,931

LIABILITIES:	03/31/10	12/31/09	09/30/09	03/31/09
Deposits	18,569,014	18,350,874	18,041,713	19,380,461
- Current accounts	4,730,698	4,439,513	4,466,340	6,498,270
- Saving accounts	5,976,811	5,982,525	5,434,830	4,741,144
- Time deposits	7,422,924	7,559,265	7,693,792	7,723,820
- Investment Accounts	41,017	19,022	4,856	6,683
- Rescheduled deposits - CEDROS	62,362	66,331	72,882	92,557
- Other deposits	335,202	284,218	369,013	317,987
Other banking Liabilities	1,377,212	1,195,048	1,382,675	3,373,442
Other provisions	328,308	318,659	309,571	271,528
- Other contingencies	327,879	318,231	309,207	271,171
- Guarantees	429	428	364	357
Other liabilities	464,023	528,205	527,497	306,552
Minority interest	56,882	52,396	48,384	39,537

TOTAL LIABILITIES	20,795,439	20,445,182	20,309,840	23,371,520

TOTAL STOCKHOLDERS' EQUITY	3,078,505	2,926,472	2,624,832	2,117,411

Total liabilities + stockholders' equity	23,873,944	23,371,654	22,934,672	25,488,931

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT (in thousands of pesos)	03/31/10	12/31/09	09/30/09	03/31/09
Financial income	657,877	819,349	980,933	576,047
- Interest on Cash and Due from Banks	—	—	—	20
- Interest on Loans Granted to the Financial Sector	15,739	20,138	25,036	27,818
- Interest on Overdraft	65,703	85,868	102,554	84,992
- Interest on Discounted and purchased notes	36,327	36,877	35,720	44,779
- Interest on Mortgages	27,465	29,768	30,280	32,288
- Interest on Car Secured Loans	23,291	23,289	22,833	22,443
- Interest on Credit Card Loans	48,697	48,285	42,966	44,645
- Interest on Other Loans	157,398	148,105	144,990	137,172
- From Other Banking receivables	302	259	300	408
- Interest on Government Guaranteed Loans Decree 1387/01	21,692	92,069	2,785	4,998
- Income from Securities and Short Term Investments	180,426	255,202	484,027	2,605
- Net Income from options	—	—	—	(2)
- CER	285	247	213	10,398
- Foreign exchange difference	41,910	29,164	36,030	50,938
- Other	38,642	50,078	53,199	112,545
Financial expenses	(181,258)	(207,878)	(223,225)	(267,276)
- Interest on Current Account Deposits	(3,960)	(4,702)	(4,840)	(5,676)
- Interest on Saving Account Deposits	(1,813)	(2,540)	(2,623)	(2,441)
- Interest on Time Deposits	(137,594)	(166,980)	(179,867)	(218,183)
- Interest on Other Banking Liabilities	(2,171)	(2,172)	(2,649)	(6,295)
- Other interests (includes Central Bank)	(602)	(715)	(744)	(870)
- CER	(80)	(67)	(61)	(162)
- Bank Deposit Guarantee Insurance system mandatory contributions	(8,079)	(7,904)	(8,560)	(7,338)
- Mandatory contributions and taxes on interest income	(22,944)	(22,841)	(23,907)	(24,860)
- Other	(4,015)	43	26	(1,451)
Net financial income	476,619	611,471	757,708	308,771
Provision for loan losses	(30,706)	(30,665)	(135,956)	(32,218)
Income from services, net of other operating expenses	263,480	244,158	245,429	216,882
Administrative expenses	(460,088)	(433,571)	(390,798)	(376,648)
Income (loss) from equity investments	5,665	6,156	(2,173)	13,952
Net Other income	(5,270)	(12,757)	(47,658)	(37,125)
Income (loss) from minority interest	(4,486)	(4,010)	(4,494)	(4,930)
Income before tax	245,214	380,782	422,058	88,684
Income tax	(85,540)	(119,533)	(112,565)	(2,810)

Net income	159,674	261,249	309,493	85,874

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	(in thousands of pesos)
ASSETS	03/31/10	12/31/09	09/30/09	03/31/09
Cash and due from banks	5,432,205	5,255,412	5,690,389	6,491,378
Government Securities	7,157,067	7,214,232	6,076,182	5,998,907
Loans	11,935,352	11,751,889	11,438,169	11,433,459
Other Banking Receivables	1,114,226	931,465	1,235,986	2,960,497
Assets Subject to Financial Leasing	296,331	311,784	339,183	343,673
Investments in other companies	106,606	106,289	105,379	101,539
Other assets	875,148	820,522	1,006,382	937,207

TOTAL ASSETS	26,916,935	26,391,593	25,891,670	28,266,660

LIABILITIES	03/31/10	12/31/09	09/30/09	03/31/09
Deposits	18,557,557	18,334,845	18,027,372	19,264,258
Other banking liabilities	1,383,564	1,224,668	1,386,702	3,393,066
Minority interest	216,657	213,182	246,351	255,787
Other liabilities	3,680,652	3,692,426	3,606,413	3,236,138

TOTAL LIABILITIES	23,838,430	23,465,121	23,266,838	26,149,249

TOTAL STOCKHOLDERS’ EQUITY	3,078,505	2,926,472	2,624,832	2,117,411

STOCKHOLDERS’ EQUITY + LIABILITIES	26,916,935	26,391,593	25,891,670	28,266,660

NET INCOME	03/31/10	12/31/09	09/30/09	03/31/09
Net Financial Income	604,925	713,915	857,469	447,003
Provision for loan losses	(30,706)	(30,665)	(135,956)	(32,218)
Net Income from Services	263,415	244,459	244,897	216,303
Administrative expenses	(486,443)	(459,938)	(409,200)	(401,236)
Net Other Income	(100,082)	(85,893)	(140,535)	(130,860)

Income Before Tax	251,109	381,878	416,675	98,992

Income Tax	(87,960)	(119,216)	(116,635)	(5,468)

Net income	163,149	262,662	300,040	93,524

Minoritary Interest	(3,475)	(1,413)	9,453	(7,650)

Net income for Quarter	159,674	261,249	309,493	85,874

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 10, 2010	By:	/s/ MARTÍN E. ZARICH
	Name:	Martín E. Zarich
	Title:	Chief Financial Officer